SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   26153 10 3
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_] Rule 13d-1(b)
             [_] Rule 13d-1(c)
             [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  2 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      STEVEN SPIELBERG
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         577,040 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       525,929 (2)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (3)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (3)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (4)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  3 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DW LIPS, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      CALIFORNIA
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         577,040 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       525,929 (2)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (3)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (3)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (4)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  4 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DW SUBS, INC.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      CALIFORNIA
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         577,040 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       525,929 (2)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  61,511,884 (3)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      61,511,884 (3)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      58.5% (4)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  5 of 9


(1) The shares indicated are shares of Class A Common Stock held of record by DW Lips, L.P. ("DW Lips"), an entity controlled by Steven Spielberg (DW Lips, together with DW Subs, Inc. and Mr. Spielberg, are herein referred to as the "Spielberg Stockholders").

(2) The shares indicated are shares of Class A Common Stock held of record by DreamWorks L.L.C., a Delaware limited liability company. DreamWorks L.L.C. is controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen.

(3) In connection with the Company's separation from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. The Formation Agreement is also the agreement whereby M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), DG-DW, L.P. ("DG-DW") DreamWorks Investment II, Inc. ("DWI II"), DW Lips, Lee Entertainment, L.L.C. ("Lee") and Vivendi Universal Entertainment LLLP (collectively, the "Holdco Partners") agreed to contribute a portion of the Company's common stock they received in the separation to DWA Escrow in exchange for partnership interests in DWA Escrow. Please see "Related Party Agreements -- Formation Agreement and Holdco Arrangement" in the Prospectus, dated October 27, 2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions.

         Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company's common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. The aggregate of 61,511,884 shares indicated in Row 8 includes:

         o 618,571 shares of Class A Restricted Stock and 577,040 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

         o     577,040 shares of Class B Common Stock held of record by DG-DW;

         o 7,726,076 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II;

         o     49,688,334 shares of Class B Common Stock held of record by DWA
               Escrow;

         o 525,929 shares of Class A Common Stock held of record by DreamWorks L.L.C.;

         o     577,040 shares of Class A Common Stock held of record by DW Lips;
               and

         o     1,221,853 shares of Class A Common Stock held of record by Lee.

The Spielberg Stockholders expressly disclaim beneficial ownership of (i) all shares of the Company's common stock owned by all other Holdco Partners and (ii) shares of the Company's common stock held by DreamWorks L.L.C. in which they have no pecuniary interest, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(4) For purposes of this calculation, the aggregate of 50,842,414 shares of Class B Common Stock held of record by DWA Escrow, M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B Common Stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  6 of 9


Item 1(a).        Name of Issuer:

                         DREAMWORKS ANIMATION SKG, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1000 FLOWER STREET
                           GLENDALE, CA  91201

Item 2(a).        Name of Persons Filing:

                           STEVEN SPIELBERG
                           DW LIPS, L.P.
                           DW SUBS, INC.

Item 2(b). Address of Principal Business Office or, if none, Residence of each Reporting Person:

                           C/O BRESLAUER & RUTMAN
                           11400 OLYMPIC BOULEVARD
                           LOS ANGELES, CA 90064


Item 2(c).        Citizenship:

                           See row 4 of each Reporting Person's cover page.


Item 2(d).        Title of Class of Securities:

                           CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).        CUSIP Number:

                           26153 10 3

Item 3.           NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
                  13D-1(D).

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  7 of 9


Item 4.           Ownership

                  For each Reporting Person:

                  (a).     Amount beneficially owned:

                           SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

                  (b).     Percent of Class:

                           SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

                  (c).     Number of shares as to which such person has:

                           (i). Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

                           (ii). Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

                           (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

                           (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.           Ownership of Five Percent or Less of a Class

                           IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  8 of 9


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                           NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group

                           THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN THE FORMATION AGREEMENT, DATED AS OF OCTOBER 27, 2004 AND THE LIMITED PARTNERSHIP AGREEMENT OF DWA ESCROW LLLP, DATED AS OF OCTOBER 28, 2004:

                           M&J K B LIMITED PARTNERSHIP
                           M&J K DREAM LIMITED PARTNERSHIP
                           DG-DW, L.P.
                           DW LIPS, L.P.
                           DW INVESTMENT II, INC.
                           LEE ENTERTAINMENT, L.L.C.
                           DWA ESCROW LLLP

Item 9.           Notice of Dissolution of Group

                           NOT APPLICABLE

Item 10. Certifications

                           NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G                   Page  9 of 9


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2005


                                             STEVEN SPIELBERG,


                                             /s/ Steven Spielberg
                                             -------------------------------
                                             Name:  Steven Spielberg



                                             DW LIPS, L.P.,



                                             By: /s/ Michael Rutman
                                                 --------------------------
                                                 Name:  Michael Rutman
                                                 Title: Treasurer of DW Subs
                                                        Inc., General Partner


                                             DW SUBS, INC.,


                                             By: /s/ Michael Rutman
                                                 --------------------------
                                                 Name:  Michael Rutman
                                                 Title: Treasurer